SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

SCHEDULE 13G/A

Under the Securities Exchange Act of 1934

(Amendment No. 2)

JASON INDUSTRIES Inc.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title and Class of Securities)

471172106

(CUSIP Number)

December 31, 2015

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☒ Rule 13d-1(b)

☐ Rule 13d-1(c)

☐ Rule 13d-1(d)

CUSIP No. 471172106	Page 2 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. 13-3688497
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 972,667 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 972,667 Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 972,667 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 4.40%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 471172106	Page 3 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I 13-3953291
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,592,682 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,592,682 Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,592,682 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.20%
12	TYPE OF REPORTING PERSON PN

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CUSIP No. 471172106	Page 4 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD. (No IRS Identification No.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 584,833 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 584,833 Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,833 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.60%
12	TYPE OF REPORTING PERSON CO

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CUSIP No. 471172106	Page 5 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 100,000 Shares
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 100,000 Shares
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 100,000 Shares
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.5%
12	TYPE OF REPORTING PERSON EP

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CUSIP No. 471172106	Page 6 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL MANAGEMENT, LLC 13-4018186
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 2,565,349 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 2,565,349 Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,565,349 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.60% (1)
12	TYPE OF REPORTING PERSON OO

(1) Wynnefield Capital Management, LLC holds an indirect beneficial interest in these shares which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P. and Wynnefield Partners Small Cap Value, L.P. I.

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CUSIP No. 471172106	Page 7 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS WYNNEFIELD CAPITAL, INC. 13-3688495
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 584,833 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 584,833 Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 584,833 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 2.60% (1)
12	TYPE OF REPORTING PERSON CO

(1) Wynnefield Capital, Inc. holds an indirect beneficial interest in 515,370 shares which are directly beneficially owned by Wynnefield Small Cap Value Offshore Fund, Ltd.

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CUSIP No. 471172106	Page 8 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS NELSON OBUS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,250,182 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,250,182 Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,250,182 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.6% (1)
12	TYPE OF REPORTING PERSON IN

(1) Mr. Obus may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I, Wynnefield Small Cap Value Offshore Fund, Ltd. and Wynnefield Capital, Inc. Profit Sharing Plan because he is a co-managing member of Wynnefield Capital Management, LLC, a principal executive officer of Wynnefield Capital, Inc. (the investment manager of Wynnefield Small Cap Value Offshore Fund, Ltd.), and the portfolio manager of Wynnefield Capital, Inc. Profit Sharing Plan. The filing of this Statement and any future amendment by Mr. Obus, and the inclusion of information herein and therein with respect to Mr. Obus, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Obus disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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CUSIP No. 471172106	Page 9 of 13 Pages

1	NAMES OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS JoSHUA Landes
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒ Reporting Person is affiliated with other persons
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 3,150,182 Shares (1)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,150,182 Shares (1)
	8	SHARED DISPOSITIVE POWER 0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,150,182 Shares (1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 14.10% (1)
12	TYPE OF REPORTING PERSON IN

(1) Mr. Landes may be deemed to hold an indirect beneficial interest in these shares, which are directly beneficially owned by Wynnefield Partners Small Cap Value, L.P., Wynnefield Partners Small Cap Value, L.P. I and Wynnefield Small Cap Value Offshore Fund, Ltd. because he is a co-managing member of Wynnefield Capital Management, LLC and a principal executive officer of Wynnefield Capital, Inc. The filing of this Statement and any future amendment by Mr. Landes, and the inclusion of information herein and therein with respect to Mr. Landes, shall not be considered an admission that he, for the purpose of Section 16(b) of the Exchange Act, is the beneficial owner of any shares in which he does not have a pecuniary interest. Mr. Landes disclaims any beneficial ownership of the shares of Common Stock covered by this Statement.

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CUSIP No. 471172106	Page 10 of 13 Pages

Item 1(a).	Name of Issuer: Jason Industries Inc.
Item 1(b).	Address of Issuer's Principal Executive Offices: 411 E. Wisconsin Ave., Suite 2100, Milwaukee, WI 53202
Item 2(a).	Name of Person Filing:

Wynnefield Partners Small Cap Value, L.P. (“Partners”)
Wynnefield Partners Small Cap Value, L.P. I (“Partners I”)
Wynnefield Small Cap Value Offshore Fund, Ltd. (“Fund”)
Wynnefield Capital, Inc. Profit Sharing Plan (the “Plan”)
Wynnefield Capital Management, LLC (“WCM”)
Wynnefield Capital, Inc. (“WCI”)
Nelson Obus
Joshua Landes

Item 2(b).	Address of Principal Business Office or, if None, Residence: 450 Seventh Avenue, Suite 509, New York, New York 10123
Item 2(c).	Citizenship:

Partners and Partners I are Delaware limited partnerships.
Fund and WCI are Cayman Islands companies.
WCM is a New York limited liability company.
The Plan is a Delaware corporation.
Mr. Obus and Mr. Landes are United States citizens.

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CUSIP No. 471172106	Page 11 of 13 Pages

Item 2(d).	Title of Class of Securities: Common Stock, $0.0001 par value per share.

Item 2(e).	CUSIP Number: 471172106

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or Dealer registered under Section 15 of the Act.

(b)	☐	Bank as defined in Section 3(a)(6) of the Act.

(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act.

(d)	☐	Investment Company registered under Section 8 of the Investment Company Act.

(e)	☑	Investment Adviser registered in accordance with Rule 13d-1(b)(1)(ii)(E).

(f)	☐	Employee Benefit Plan or Endowment Fund in accordance with Rule 13d-1(b)(1)(ii)(F).

(g)	☐	Parent Holding Company or control person in accordance with Rule 13d-1(b)(1)(ii)(G).

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act.

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c) (14) of the Investment Company Act of 1940.

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this Statement is filed pursuant to Rule 13d-1(c), check this box ☐.

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CUSIP No. 471172106	Page 12 of 13 Pages

Item 4.

Ownership.

(a)     Amount beneficially owned by all Reporting Persons: 3,250,182 Common Shares

(b)     Percent of Class: 14.60% of outstanding Common Shares

(c)     Number of Shares as to which the Reporting Persons have:

(i)      Sole power to vote or to direct the vote: 3,250,182 Common Shares

(ii)     Shared power to vote or to direct the vote: 0

(iii)    Sole power to dispose or to direct the disposition of: 3,250,182 Common Shares

(iv)    Shared Power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. ☐.

Item 6	Ownership of More than Five Percent on Behalf of Another Person. Not Applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company. Not Applicable.

Item 8.	Identification and Classification of Members of the Group. See Item 2(a)-(c).

Item 9.	Notice of Dissolution of Group. Not Applicable.

Item 10.

Certifications.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

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CUSIP No. 471172106	Page 13 of 13 Pages

SIGNATURE

Date: February 16, 2016	WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P.

	By:	Wynnefield Capital Management, LLC, General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD PARTNERS SMALL CAP VALUE, L.P. I

	By:	Wynnefield Capital Management, LLC, General Partner

		By:	/s/ Nelson Obus
Nelson Obus, Managing Member

WYNNEFIELD SMALL CAP VALUE OFFSHORE FUND, LTD.

	By:	Wynnefield Capital, Inc.

		By:	/s/ Nelson Obus
Nelson Obus, President

WYNNEFIELD CAPITAL, INC. PROFIT SHARING PLAN

		By:	/s/ Nelson Obus
Nelson Obus, Portfolio Manager

WYNNEFIELD CAPITAL MANAGEMENT, LLC

		By:	/s/ Nelson Obus
Nelson Obus, Co-Managing Member

WYNNEFIELD CAPITAL, INC.

		By:	/s/ Nelson Obus
Nelson Obus, President

/s/ Nelson Obus
Nelson Obus, Individually

/s/ Joshua Landes
Joshua Landes, Individually

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